UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of: September 2004

                        Commission File Number: 001-16429

                                     ABB Ltd
                 -----------------------------------------------
                 (Translation of registrant's name into English)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                     (Address of principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F
                               ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                      No   X
                            ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated September 9, 2004, announcing approval by its bondholders of resolutions that give it the option to redeem certain outstanding bonds issued by ABB International Finance Limited.

This report includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects," "believes," "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, ABB's ability to dispose of certain of its non-core businesses on terms and conditions acceptable to it, ABB's ability to further reduce its indebtedness as planned, the resolution of asbestos claims on terms and conditions satisfactory to ABB, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Press Release                                                                ABB

For your business and technology editors

ABB bondholders pass resolutions to permit repurchases


Zurich, Switzerland, September 9, 2004 - ABB, the leading power and automation technology group, said bondholders earlier today approved resolutions which give the company the option to redeem outstanding instruments of its Euro 300 million, 5.375 percent bonds due in 2005 and Euro 475 million, 5.125 percent bonds due in 2006.

The prices will be calculated on the same terms as the tender offers announced on 29 July 2004. Both bonds were issued by ABB International Finance Limited.

Peter Voser, ABB's chief financial officer, said: "The completion of this bond repurchase will reduce ABB's debt by approximately $800 million and is part of ABB's strategy to cut gross debt to $4 billion by the end of 2005."

Prior to the bondholders' meetings, 57 percent (Euro 156,591,000) of the principal amount outstanding of 2005 bonds and 59 percent (Euro 215,200,000) of the principal amount outstanding of 2006 bonds had been validly tendered and accepted under the tender offers, for which pricing and settlement dates are scheduled for 10 and 14 September 2004 respectively.

ABB intends to exercise its options to redeem early all of the remaining outstanding 2005 and 2006 bonds. The redemption date is expected to be 29 September 2004, with the calculation of the relevant redemption amounts scheduled for 27 September 2004.

Further information can be found online at www.ABBbondtender.com or by contacting ABB or the dealer managers. A notice will also be published in the Luxemburger Wort on 14 September 2004.

Mandated dealer managers for the transaction are Barclays Capital, Commerzbank Securities and Dresdner Kleinwort Wasserstein.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 105,000 people.

For more information please contact:


Media Relations                       Investor Relations                           ABB Ltd
Thomas Schmidt                        Switzerland: Tel. +41 43 317 71 11           Affolternstrasse 44,
Tel: +41 43 317 6568                  Sweden: Tel. +46 21 325 719                  CH-8050 Zurich,
Fax: +41 43 317 7958                  investor.relations@ch.abb.com                Switzerland
media.relations@ch.abb.com                                                         Tel. +41 43 317 7111
                                                                                   www.abb.com

Dealer Managers

Barclays Bank plc                     Commerzbank AG                               Dresdner Bank AG
Contact: Sven Pongs / Marie-France    Contact: Damian Saunders / Mathilde          Contact: Hugh Carter/
Guay                                  Baechler                                     Olivia Smith
Tel. +44 20 7773 8990                 Tel. +44 20 7469 3338                        Tel.  +44 20 7475 4974
Fax  +44 20 7516 7379                 Fax  +44 20 7645 7191                        Fax   +44 20 7475 5843
Email: sven.pongs@barcap.com          Email: bond.tender@commerzbankib.com         Email: liability.management@drkw.com

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ABB LTD


Date:  September 9, 2004                   By:  /s/ Hans Enhorning
                                              ----------------------------------
                                              Name:   Hans Enhorning
                                              Title:  Group Vice President,
                                                      Assistant General Counsel


                                           By:  /s/ Francois Champagne
                                              ----------------------------------
                                              Name:   Francois Champagne
                                              Title:  Group Vice President,
                                                      Senior Counsel